UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Ameritrans Capital Corporation

(Name of issuer)

COMMON STOCK, $.0001 par value

(Title of class of securities)

03073H108

(CUSIP number)

Kevin A. Richardson, II

Prides Capital Partners, L.L.C.

200 State Street, 13th Floor

Boston MA 02109

(617) 778-9200

(Name, address and telephone number of person authorized to receive notices and communications)

January 24, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03073H108
1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Prides Capital Partners, L.L.C. 20-0654530
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
	7.	Sole voting power -0-
	8.	Shared voting power 10,141**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 10,141**
11.	Aggregate amount beneficially owned by each reporting person 10,141**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%**
14.	Type of reporting person OO ( Limited Liability Company)

**	See Item 5

SCHEDULE 13D

CUSIP No. 03073H108
1.	Name of reporting person Kevin A. Richardson, II
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
	7.	Sole voting power -0-
	8.	Shared voting power 10,141**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 10,141**
11.	Aggregate amount beneficially owned by each reporting person 10,141**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%**
14.	Type of reporting person IN

**	See Item 5

SCHEDULE 13D

CUSIP No. 03073H108
1.	Name of reporting person Murray A. Indick
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds* See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
	7.	Sole voting power -0-
	8.	Shared voting power 10,141**
	9.	Sole dispositive power -0-
	10.	Shared dispositive power 10,141**
11.	Aggregate amount beneficially owned by each reporting person 10,141**
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0.3%**
14.	Type of reporting person IN

**	See Item 5

CUSIP NO. 03073H108	SCHEDULE 13D

This Amendment No. 3 amends the Statement on Schedule 13D Amendment No. 2 (Amendment No. 2”) filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2010 by Prides Capital Partners, L.L.C. a Delaware limited liability company (“Prides”), Kevin A. Richardson, II, and Murray A. Indick (together with Prides, the “Reporting Persons” and each, a “Reporting Person”).

Item 1. Security and Issuer

This amendment to the Schedule 13D relates to shares of Common Stock, $.0001 par value (the “Common Stock”) of Ameritrans Capital Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 50 Jericho Quadrangle, Suite 109, Jericho, NY 11753. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

As disclosed in Amendment No. 2, on December 1, 2010 a limited partnership for which Prides serves as the sole general partner entered a Purchase Agreement pursuant to which they proposed to sell 848,500 shares of Common Stock and 213,675 warrants (collectively, the “Securities”) to an accredited investor in a private negotiated transaction for an aggregate purchase price of $1,026,685, with the purchase price to be reduced by the amount of dividends, if any, paid between December 1, 2010 and the closing date (the “Transaction”). Concurrently with the execution of the Purchase Agreement, Prides had delivered the Securities to an escrow agent, but maintained beneficial ownership of such Securities until such time as the Transaction closed. The Transaction has now closed, effective January 24, 2011. The Purchase Agreement was filed as Exhibit B to Amendment No. 2, and the information set forth in response to this Item 4 is qualified in its entirely by reference to the Purchase Agreement which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a),(b) According to the Quarterly Report on Form 10-Q filed by the Issuer on November 15, 2010, there were 3,395,583 shares of Common Stock issued and outstanding as of November 10, 2010. Based on such information, and giving effect to the Transaction reported above in Item 4 which has now closed, the Reporting Persons report beneficial ownership of no (0) shares of Common Stock and no (0) warrants, representing 0.0% of common stock and warrants outstanding. The Reporting Persons report beneficial ownership of 10,141 non-employee stock options, granted on May 9, 2007 pursuant to the Issuer’s Director Plan. Such options represent 0.3% of common stock outstanding.

The securities reported herein are owned directly by Prides Capital Fund I, L.P. Because Prides Capital Partners, L.L.C. is the general partner of Prides Capital Fund I, L.P., Prides Capital Partners, L.L.C. may be deemed the beneficial owner of the securities held by Prides Capital Fund I, L.P. Because Kevin A. Richardson, II, is the controlling members of Prides Capital Partners, L.L.C., he may also be deemed to be beneficial owners of securities deemed to be beneficially owned by Prides Capital Partners, L.L.C. Messrs. Richardson and Indick disclaim beneficial ownership of the securities reported herein except to the extent of any pecuniary interests therein. Murray A. Indick has been deputized by Prides Capital Partners, L.L.C. to serve on the Issuer’s board of directors, and therefore Prides Capital Partners, L.L.C. and each of the Reporting Persons also is a director of the Issuer for purposes of Section 16 of the Securities Exchange Act of 1934.

CUSIP NO. 03073H108	SCHEDULE 13D

(c) The Reporting Persons have engaged in no transaction involving shares of Common Stock in the last 60 days, other than the transaction described in Item 4 above.

(e) The Reporting Persons have ceased ownership of more than five percent of the shares of Common Stock, effective January 24, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Item 4 above, for the agreement filed as Exhibit B to Amendment No 2.

Item 7. Material to be filed as Exhibits

Exhibit A	Joint Filing Undertaking

CUSIP NO. 03073H108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2011

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact

Murray A. Indick

By: /s/ Murray A. Indick
Murray A. Indick

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: January 26, 2011

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
Murray A. Indick
Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Murray A. Indick
Attorney-in-Fact

Murray A. Indick

By: /s/ Murray A. Indick
Murray A. Indick